

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Mr. Joshua W. Sapan
President and Chief Executive Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

> **Re:** **AMC Networks Inc.**
> **Form 10-12B**
> **Filed March 17, 2011**
> **File No. 001-35106**

Dear Mr. Sapan:

We have reviewed your Form 10 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

2. Please fill in the blanks with missing information throughout your Form 10. We may have additional comments once this information is included.

Summary, page 1

Our Strengths, page 2

3. In the interest of balancing your disclosure here, please revise to discuss the principle challenges the spun-off company is likely to face including the increased debt load you will assume after completion of the Financing Transactions and the intense competition in the markets you participate.

Questions And Answers About The Distribution, page 11

What is the reason for the distribution, page 12

4. Explain why Cablevision's board believes the Distribution will potentially "increase the aggregate stock price of Cablevision and the Company relative to the pre-Distribution value of outstanding Cablevision stock." We note your statements under Risk Factors that you cannot assure aggregate share value will be greater than or equal to the pre-Distribution value.

Risk Factors, page 21

5. Please revise your risk factor headings to ensure that each heading is a statement of the risk that you will subsequently discuss and not a statement of fact only. Examples of headings needing revision include, but are not limited to, the following:

- A limited number of distributors account for a large portion of our business
- We rely on key personnel and artistic talent
- We do not have an operating history as a public company
- We are controlled by the Dolan family

We are subject to intense competition, page 22

6. We note your statement that "following the Distribution, [you] will no longer be owned by Cablevision, which could impact the competitive landscape in which [you] operate." Expand your disclosure to explain how so. Within your expanded disclosure account for your statement on page 16 that the Distribution will limit your ability "to pursue cross-company business transactions and initiatives with other businesses of Cablevision."

Business, page 32

Our Company, page 32

7. You indicate that advertising sales accounted for 37% of fiscal 2010 revenues. Fully discuss this aspect of your business. Your disclosure should cover, at minimum, the material characteristics of the advertising arrangements entered into, including your obligations and the number and type of customers with whom you contract.

Our Strategy, page 33

National Networks, page 34

8. We note that you include Nielsen subscriber information for some of your networks. Please provide us with marked copies of materials that support the figures included.

Regulation, page 40

9. Revise this section to:

- Explain whether you engage in the practices described under Wholesale "A La Carte,"
- Explain the difference between broadcasters vis-à-vis programming networks under Effect of "Must-Carry" Requirements and on page 22, and
- Elaborate with regard to how the rules described under Media Ownership Restrictions might limit "the activities or strategic business alternatives available to [you]."

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 53

10. Delete your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as your company is not already a public reporting company and therefore the safe harbor is not available.

Business Overview, page 54

International and Other, page 56

11. You state on page 22 that "because your "networks are highly distributed in the United States" your "ability to expand the scope of [your] operations internationally is important to the continued growth of your business." Highlight the importance of international expansion to your financials going forward. Assess your ability to

expand internationally disclosing the most significant business challenges
management expects to encounter in attempting to do so.

Certain Transactions, page 60

2010 Transactions, page 60

12. We note that you classified the RMH transfer of its ownership interest in News 12
(regional news programming services), RASCO (a cable television advertising
company), and certain other businesses to wholly-owned subsidiaries of Cablevision
as discontinued operations. Tell us how you considered ASC 205-20-55 with regard
to whether the transfer qualifies to be presented as discontinued operations.

Comparison of Consolidated Year Ended December 31, 2010…, page 63

13. Please expand your discussion of your results of operations for the periods presented
to provide greater analysis to the reasons why decreases or increases in the various
line items occurred.

Business Segment Results, page 65

14. We note your disclosure on page 67 discussing your management agreement and the
resulting fees with Cablevision. You also state that you expect to terminate the
management agreement on the Distribution date. In this regard, please disclose if the
management agreement will be replaced with another agreement. If you do expect to
replace the management agreement discuss the terms of the new agreement and its
future impact. To the extent possible, please quantify the effect of the new
management agreement.

Liquidity and Capital Resources, page 79

Overview, page 79

15. Supplement your disclosure to address whether management believes the company's
sources of cash will provide sufficient liquidity on a long-term basis. Note that we
consider long-term liquidity to be the period of time in excess of the next 12 months.
See Instruction 5 to Item 303(a) of Regulation S-K.

Debt Financing Agreements, page 80

16. Disclose whether the credit facilities currently available to you will remain available
upon the incurrence of the New AMC Networks Debt.

17. We note your statement on page 82 that "[t]he incurrence of the New AMC Networks Debt will significantly increase [your] contractual debt obligations." Discuss the material effects you expect the increase in debt load to have on the company. Aspects to discuss include, but are not limited to, the amount of contractual debt obligations the company was solely responsible for before the spin-off, your ability to service increased principal and interest payments, how much, if any, additional borrowing capacity will be available under the senior secured credit facilities and whether and how increased leverage might inhibit corporate initiatives.

Contractual Obligations and Off Balance Sheet Commitments, page 81

18. Supplement your statement regarding the New AMC Networks Debt with quantitative figures of expected payments due by period.

19. Please include interest on debt obligations in your contractual obligations table.

Executive Compensation, page 89

Key Elements of 2011 Expected Compensation from the Company, page 96

20. Explain whether and how Cablevision 2011 annual incentive awards made to Mr. Sapan and to AMC Networks Inc. executives to-be-named will transition at the occurrence of the Distribution. In addition, generally describe the Company-based performance criteria and objectives with respect to the transition of restricted share and performance awards.

Certain Relationships And Related Party Transactions, page 119

21. Describe the effect and material terms of the Contribution Agreement with Cablevision Systems Corporation and CSC Holdings, LLC (Exhibit 2.2), the Transition Services Agreement with Madison Square Garden, Inc. (Exhibit 10.4) and the Employee Matters Agreement with Madison Square Garden, Inc. (Exhibit 10.5).

Transition Services Agreement, page 120

22. To the extent possible, please include quantified disclosure of the amounts payable to Cablevision under this agreement. Similarly, please revise your MD&A to include quantified disclosure of the ongoing financial commitments you will have to Cablevision and Madison Square Garden, Inc., in connection with the separation.

Report of Independent Registered Public Accounting Firm, page F-2

23. Please remove the preamble and provide a completed report through an amendment to the filing prior to its effectiveness. In your next amendment identify your auditor in the preamble.

Comprehensive Income (Loss), page F-14

24. Please tell us why a write-down in DISH Network's non-controlling interest in VOOM HD is included in comprehensive income. Refer to your basis in accounting literature.

Note 8. Debt, F-22

Senior and Senior Subordinated Notes, page F-23

25. Please disclose here and in your liquidity section whether RNS was in compliance with their debt covenants for their senior and senior subordinated notes as of December 31, 2010.

Note 15. Commitments and Contingencies, page F-34

Legal Matters, page F-35

26. For your material legal matters please provide all the disclosure required by ASC 450-20. Your disclosure should show amounts accrued for loss contingencies and your estimate for reasonably possible losses in excess of amounts accrued.

 Dish Network Contract Dispute, page F-35

27. Please tell us how you accounted for the termination of the affiliation agreement and the related dispute. Please provide the journal entries used. Refer to your basis in accounting literature.

Note 19. Interim Financial Information (Unaudited), page F-43

28. Please disclose the reason(s) for material differences in net income between quarterly periods presented.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (212) 558-3588
         Trevor Ogle, Esq.
         Sullivan & Cromwell LLP